UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1934

ChromaDex Corp.
File Nos. 000-53290 – CF#35773

ChromaDex Corp. submitted an application under Rules 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Qs filed on May 8, 2014 and on May 12, 2016.

Based on representations by ChromaDex Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.2	10-Q	May 8, 2014	January 3, 2021
10.3	10-Q	May 8, 2014	January 3, 2021
10.5	10-Q	May 12, 2016	January 3, 2021
10.6	10-Q	May 12, 2016	January 3, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary